KIRKLAND LAKE GOLD ANNOUNCES BOARD APPOINTMENTS

Toronto, Ontario - February 24, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the appointment of Ingrid Hibbard and Peter Grosskopf to the Company’s Board of Directors. The appointments are effective immediately.

Ms. Hibbard has over 30 years of experience spanning all facets of the mineral resources industry. Ms. Hibbard is currently the President, Chief Executive Office and director of Pelangio Exploration Inc., a Canadian exploration company with properties in Canada and Ghana. Ms. Hibbard played a founding role advancing the Detour Lake mine property. She was President of Pelangio-Larder Mines, Limited, which in 1998 acquired Detour Lake from Placer Dome (CLA) Ltd. under a joint venture with Franco-Nevada Mining Company Limited. Pelangio subsequently sold the Detour Lake assets to Detour Gold Corporation in 2007. Ms. Hibbard remained a director of Detour Gold until 2018. Ms. Hibbard also served on the Board of Lake Shore Gold Inc. from 2016 to 2018. Ms. Hibbard holds a BA and a LL.B. from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba.

Peter Grosskopf has more than 30 years of experience in the financial services industry. Mr. Grosskopf is currently Chief Executive Officer and a Director at Sprott Inc., a publicly listed alternative asset manager and a global leader in precious metal and real asset investments. At Sprott, he is responsible for strategy and managing the firm’s private resource investment businesses. His career includes a long tenure in investment banking, where he managed numerous strategic and underwriting transactions for companies in a variety of sectors. Prior to joining Sprott, Mr. Grosskopf was President of Cormark Securities Inc. He has a track record of building and growing successful businesses including Newcrest Capital Inc. (as one of its co-founders), which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder and earned an Honours Degree in Business Administration and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Jeff Parr, Chairman of the Board of Kirkland Lake Gold, commented: “On behalf of the Board, I’d like to welcome Ingrid and Peter to Kirkland Lake Gold. They bring extensive expertise and knowledge to the Board from their years working in the mining industry that will prove very helpful as we continue to advance the Company’s business plans.”

Tony Makuch, CEO of Kirkland Lake Gold, added: “Ingrid and Peter will add significantly to the broad range of experience of our Board of Directors. Kirkland Lake owns three of the highest-quality gold mines in the world. Fosterville in Australia and Macassa in Northern Ontario are high grade underground mines, while Detour is an open-pit mine in Ontario involving one of the largest gold deposits in the world. All three mines combine substantial free cash flow generation, significant in-mine growth potential and considerable regional exploration upside. We look forward to benefiting from Ingrid and Peter’s expertise as we move these high-quality assets forward towards realizing their full value potential.”

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 1,470,000 - 1,540,000 ounces. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com